UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

Anne E. Gold

First Reserve

290 Harbor Drive, Fifth Floor

Stamford, CT 06902

(203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y20676 105

1.	Name of Reporting Persons: First Reserve Fund XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,030,541
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,030,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,030,541
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%*
14.	Type of Reporting Person (See Instructions) PN

*

All percentages of shares of common stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2019 (the “Closing 8-K”).

CUSIP No. Y20676 105

1.	Name of Reporting Persons: FR XII-A Parallel Vehicle, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 144,164
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 144,164
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,164
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of shares of common stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Closing 8-K.

CUSIP No. Y20676 105

1.	Name of Reporting Persons: First Reserve GP XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,174,705
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,174,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,174,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.5%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of shares of common stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Closing 8-K.

CUSIP No. Y20676 105

1.	Name of Reporting Persons: First Reserve GP XII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,174,705
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,174,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,174,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.5%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of shares of common stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Closing 8-K.

CUSIP No. Y20676 105

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,174,705
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,174,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.5%*
14.	Type of Reporting Person (See Instructions) IN

*	All percentages of shares of common stock outstanding contained herein are based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Closing 8-K.

Item 1. Security and the Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Diamond S Shipping Inc., a shipping company incorporated in the Republic of the Marshall Islands (the “Company”), having its principal executive offices at 3 Iassonos Street, Piraeus, Greece.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed jointly on behalf of: (i) First Reserve Fund XII, L.P. (“First Reserve XII”), (ii) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (iii) First Reserve GP XII, L.P. (“XII GP”), (iv) First Reserve GP XII Limited (“XII Limited”) and (v) William E. Macaulay (together with First Reserve XII, FR XII-A, XII GP and XII Limited, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 27, 2019, a copy of which is attached hereto as Exhibit 99.1.

The principal business office and address of each of the Reporting Persons is c/o First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, Connecticut 06902.

The securities are held directly by First Reserve XII and FR XII-A. XII GP is the general partner of each of First Reserve XII and FR XII-A. XII Limited is the general partner of XII GP.

William E. Macaulay is a director of XII Limited and has the right to appoint a majority of the directors of the board of XII Limited.

The principal business of each of First Reserve XII and FR XII-A is making equity and equity related investments in certain companies.

The principal business of XII GP is acting as the general partner of First Reserve XII and FR XII-A. The principal business of XII Limited is acting as the general partner of XII GP.

Current information concerning the identity and background of each executive officer and director of XII Limited is set forth on Schedule I, which is incorporated herein by reference in response to this Item 2.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) XII Limited is a Cayman Islands exempted limited company. XII GP, First Reserve XII and FR XII-A are each Cayman Islands exempted limited partnerships. Mr. Macaulay is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by the Reporting Persons were acquired on March 27, 2019 in connection with the completion (“Closing”) of the spin-off of the Company (the “Spin-Off”).

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Each of First Reserve XII and FR XII-A obtained the shares of Common Stock held by it for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Company through the exercise of the right to appoint directors to the Company’s Board of Directors (the “Board”) pursuant to the Director Designation Agreement described in this Item 4 and through voting rights with respect to the shares of Common Stock owned by the Reporting Persons.

Director Designation Agreement and Resale and Registration Rights Agreement

On March 27, 2019, the Company, First Reserve XII and FR XII-A (First Reserve XII and FR XII-A together with their respective successors and permitted assigns, “First Reserve”) entered into a a Director Designation Agreement (the “Director Designation Agreement”). Also on March 27, 2019, the Company, First Reserve XII and FR XII-A, and certain other shareholders party thereto entered into a Resale and Registration Rights Agreement (the “Resale and Registration Rights Agreement”) A copy of each of these agreements is attached hereto as Exhibits 99.2 and 99.3, respectively, and is incorporated herein by reference.

The Director Designation Agreement entitles First Reserve, in connection with any election of directors by the shareholders of the Company, to have the nominating committee of the Board include in the slate of candidates recommended to the shareholders for election as directors a specified number of nominees designated by First Reserve. The Company will be required to use its commercially reasonable efforts to cause the election of the candidates so designated.

Initially, First Reserve is entitled to designate three nominees. If the three designated nominees of First Reserve and the three nominees designated by certain funds managed by WL Ross & Co. LLC (collectively, “WLR”) pursuant to its own director designation agreement(s) differ, the Board will select three nominees from the aggregate nominees designated so long as one nominee from each of First Reserve and WLR is included. However, if First Reserve reduces its combined beneficial ownership and as a result thereof: (1) its combined beneficial ownership is reduced by 50% or more, but less than 75%, from that owned at Closing, First Reserve will, without further action, only be entitled to designate up to two nominees (with any discrepancies resolved in the same manner as described above); (2) its combined beneficial ownership is reduced by 75% or more from that owned at Closing, but First Reserve still beneficially owns 5% or more of the then outstanding shares of Common Stock, First Reserve will, without further action, only be entitled to designate one nominee (with any discrepancies resolved in the same manner as described above, but disregarding the requirement that the board selection include one nominee from each of First Reserve and WLR); and (3) if First Reserve owns less than 5% of the then outstanding shares of Common Stock it will, without further action, no longer have any nomination rights under the Director Designation Agreement.

In the event that the size of the Board is increased or decreased, the number of directors that First Reserve is permitted to designate will be proportionally adjusted to be equal to the number of directors that First Reserve was entitled to designate as a percentage of the total number of directors on the Board immediately prior to such change.

In addition, until the annual meeting of the Company’s shareholders to be held in 2024, First Reserve will be required to vote its shares of Common Stock to confirm any nominee nominated and recommended by the Board. The Director Designation Agreement also provides that, until the annual meeting of shareholders of the Company to be held in 2022, the Chairman of the Board will be designated by WLR provided that if WLR and its affiliates reduce their beneficial ownership in the Company by 50% or more from that owned at the Closing, they will cease to have the right to designate the Chairman, and the Board will select the Chairman.

Pursuant to the Resale and Registration Rights Agreement, during the initial 180 days following the Closing, neither First Reserve XII nor FR XII-A will be permitted to transfer any of its registrable securities other than to certain permitted affiliate transferees. Further, for 180 days after the expiration of the initial lock-up period, neither First Reserve XII nor FR XII-A will be permitted to transfer any of its registrable securities in an amount that exceeds its pro rata portion of the greater of (1) 25% of the outstanding shares of Common Stock on the last day of the initial lock-up period and (2) 20% of the total reporting trading volume of the Common Stock during the prior 180-day period.

Under the Registration Rights Agreement, subject to certain exceptions, the Company will be required to use reasonable best efforts to file an initial shelf registration statement to register for resale the registrable securities (other than shares subject to lock-up arrangements as long as these arrangements are in effect) as soon as reasonably practicable after Closing and keep such shelf registration statement effective until the earlier of (1) the date on which each of the holders thereof has completed the sale of all of its registrable securities and (2) the date on which the registrable securities can be sold freely without volume and manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act.

In addition to lock-up arrangements described above, the First Reserve XII and FR XII-A (together with WLR) may not participate in (1) more than eight demand registrations prior to the fifth anniversary of the expiration of the first lock-up period, (2) more than one demand registration prior to the first anniversary of the expiration of the first lock-up period, and (3) more than two demand registrations during each one-year period beginning on (and including) the first anniversary of the expiration of the first lock-up period.

The Registration Rights Agreement also contains certain customary rights of the holders of registrable securities to be included in an underwritten offering undertaken by the Company or other shareholders of the Company.

The Registration Rights Agreement will permit the Company to suspend the use of any registration statement in certain circumstances if the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer believes in good faith that the use of such registration statement would require the Company to make public disclosure in the registration statement of material information that has not yet been made public and that the Company has a bona fide business purpose for not disclosing. The Company will not be permitted to suspend the use of any registration statement pursuant to these provisions for more than 60 days during any rolling period of 180 days, except that during the period beginning on closing and ending one year after the expiration of the initial lock-up period, the Company will not be permitted to suspend the use of any registration statement for more than 30 days during any rolling period of 180 days.

The Company will be required to pay all expenses related to its registration obligations under the Registration Rights Agreement, except for any underwriting discounts, selling commissions of each shareholder’s counsel beyond the one law firm to be paid for by the Company, any expenses required by law and any transfer taxes relating to the sale or disposition of registrable securities by such shareholder.

The Registration Rights Agreements also will provide for customary indemnification obligations of both the Company and the shareholders in connection with any registration statement. In general, the Company will indemnify each holder receiving registration rights for any liability arising out of any violation or alleged violation of the Securities Act or any other similar federal or state law and any actual or alleged material misstatements or omissions contained in a registration statement or related prospectus, except for misstatements or omissions relating to the information provided by that holder. Each holder receiving registration rights will provide the Company with corresponding indemnification relating to the information provided by such holder.

The foregoing description of the Director Designation Agreement and the Resale and Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2 and 99.3.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, First Reserve XII, FR XII-A, in their respective capacities as shareholders of the Company, XII GP, in its capacity as the general partner of First Reserve XII and FR XII-A and XII Limited, on behalf of XII GP as its general partner, may engage in communications with one or more other shareholders of the Company, one or more officers of the Company and/or one or more members of the Board and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The responses set forth in Items 5 and 6 are incorporated by reference in their entirety

Item 5. Interest in Securities of the Issuer.

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 8,174,705 shares of Common Stock, consisting of 8,030,541 shares directly held by First Reserve XII and 144,164 shares directly held by FR XII-A. Based on 39,890,695 shares of Common Stock outstanding as of March 27, 2019, as reported in the Company’s Closing 8-K, the Reporting Persons collectively may be deemed to beneficially own 20.5% of the total outstanding Common Stock of the Company.

The Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than First Reserve XII and FR XII-A) or the persons set forth on Schedule I is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

A Joint Filing Agreement, dated April 1, 2019, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement (filed herewith).

2.

Exhibit 99.2 – Director Designation Agreement, dated as of March 27, 2019, by and among Diamond S Shipping Inc., First Reserve Fund XII, L.P., FR XII-A Parallel Vehicle, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Diamond S Shipping Inc. filed on March 29, 2019).

3.

Exhibit 99.3 – Resale and Registration Rights Agreement, dated as of March 27, 2019, by and among Diamond S Shipping Inc., First Reserve Fund XII, L.P., FR XII-A Parallel Vehicle, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of Diamond S Shipping Inc. filed on March 29, 2019).

4.	Exhibit 99.4 – Power of Attorney of William E. Macaulay (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Reserve Fund XII, L.P.

FR XII-A Parallel Vehicle, L.P.

First Reserve GP XII, L.P.

First Reserve GP XII Limited

William E. Macaulay

Dated: April 1, 2019

FIRST RESERVE FUND XII, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XII-A PARALLEL VEHICLE, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XII, L.P.

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XII LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

WILLIAM E. MACAULAY

/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of First Reserve GP XII Limited (“XII Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve).

Name	Position with XII Limited	Business Address	Citizenship
Edward T. Bialas†	Managing Director	*	USA
Anne E. Gold	Chief Compliance Officer, Secretary & Assistant Treasurer	*	USA
Neil J. Hartley	Managing Director	*	UK
John A. Hill†	Managing Director	*	USA
Will Honeybourne†	Managing Director	*	USA
Alex T. Krueger†	President & CEO	*	USA
William E. Macaulay†	Chairman	*	USA
Jeffrey K. Quake†	Managing Director	*	USA
Gary D. Reaves II†	Managing Director	*	USA
Claudio Santiago	Managing Director	*	Spain
Alan G. Schwartz†	Managing Director & General Counsel	*	USA
Brooks M. Shughart†	Managing Director	*	USA
Joshua R. Weiner†	Managing Director	*	USA
Neil A. Wizel†	Managing Director	*	USA
Jennifer C. Zarrilli†	Managing Director, CFO & Treasurer	*	USA

†	Member of the Board of Directors of XII Limited
*	First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902